ERSTE BANK

ERSTE BANK DER OESTERREICHISCHEN SPARKASSEN AG

Graben 21
1010 Wien
Tel.: +43 (0)5 0100 - DW
Fax: +43 (0)5 0100 9 - 10100

Firmensitz Wien
Gerichtsstand Wien
FB-Nr. 33209 m
DVR 0031313, BLZ 20111

RECEIVED

2008 APR 22 A 9:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FAX-ÜBERMITTLUNG/TRANSMISSION

Absender/From		Empfänger/To	
Firma	Erste Bank	Firma	SEC
Abteilung/Firma dept.	Investor Relations	Abteilung/Firma dept.	Office of International Corporate Finance
Mitarbeiter/ attn.		Mitarbeiter/ attn.	Paul Dudek
Telefon	+43 (0)5 0100 - 17693	Fax	+1 202 772 9207
Fax	+43 (0)5 0100 9 - 13112		
E-Mail	investor.relations@erstebank.at		

PROCESSED
APR 24 2008
THOMSON REUTERS

Sie erhalten Transmission consists of Seite(n) einschließlich dieser. page(s) including this.

SUPPL

Nachricht/Message

Erste Bank, Commission file no. 82-5066

"Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"

Please find attached an Erste Bank investor release.

Kind regards

IR Team
Erste Bank der oesterreichischen Sparkassen AG
OE 397/Investor Relations

A-1010 Wien, Milchgasse 1
Phone: + 43 (0) 50 100 - 17693
Fax: + 43 (0) 50 100 - 913112
mailto:investor.relations@erstebank.at
http://www.erstebank.at/ir

08002067

dw 4/23

Datum/Date: 18.04.2008

INVESTOR INFORMATION

Vienna, 21 April 2008

Manfred Wimmer to join Erste Bank Management Board

Following the decision by Peter Kisbenedek to return to Hungary for family reasons

Erste Bank der oesterreichischen Sparkassen AG (Erste Bank) announces that following the decision by Peter Kisbenedek to return to Budapest and his subsequent resignation from his position on the Management Board, Manfred Wimmer (52), has been appointed by the Bank's Supervisory Board as new Chief Performance Officer and CFO of Erste Bank.

Manfred Wimmer (52), who has led the integration of BCR into Erste Bank Group in a highly professional manner, while at the same time ensuring growth of BCR's business and delivery on its financial targets, has an ideal background for this new role.

Prior to being appointed interim CEO of BCR, Manfred Wimmer has held a number of senior management positions at Erste Bank since he joined in 1998, building up an extensive knowledge of group operations. He has made a significant contribution to the integration of Erste Bank's most important acquisitions and, as Head of Group Architecture and Strategic Group Development of Erste Bank Group, played a major role in the development of the new group structure.

Mr. Kisbenedek (43) served as CEO of Erste Bank Hungary from November 2000, joining the Erste Bank's Management Board in July 2007. In his seven years as CEO of Erste Bank Hungary he successfully turned around the Hungarian operation and managed the smooth and rapid integration of Postabank.

"On behalf of the Management Board of Erste Bank I would like to take this opportunity to thank Peter Kisbenedek for his hard work over the past 8 years, and wish him and his family all the best for the future", commented Andreas Treichl. *"While we appreciate Peter Kisbenedek's contribution to our operations, we are very pleased to welcome Manfred Wimmer back to Vienna, and are confident that his broad experience gained in particular through integrating Erste Bank' major acquisitions in CEE make him an excellent choice for the new position".*

Mr. Kisbenedek will terminate his contract with Erste Bank effective 30 June 2008 and Mr. Wimmer will take up his new position in Vienna on 1 September 2008. In the meantime Andreas Treichl, CEO of Erste Bank will fulfil the responsibilities of the CPO/CFO.

For more information, please contact:
Erste Bank, Investor Relations
Graben 21, 1010 Vienna, Austria, Fax: ++43 (0) 5 0100 Ext. 13112
Gabriele Werzer, Tel. +43 (0) 5 0100 Ext. 11286, E-mail: gabriele.werzer@erstebank.at
Thomas Sommerauer, Tel. +43 (0) 5 0100 Ext. 17326, E-mail: thomas.sommerauer@erstebank.at

This release is also available on our website at http://www.erstebank.com/investorrelations in the news section.

Fax

3 London Wall Buildings
London Wall
London EC2M 5SY
Tel +44 (0)20 7638 9571
Fax +44 (0)20 7628 3444

Citigate Dewe Rogerson

To	Paul Dudek Chief Officer of International Corporate Finance International Corporate Finance Division
Company	SEC Headquarters
Fax	001 202 772 9207
From	Catriona Cockburn
Return fax	+44 20 7282 2811
Reference	**Erste Bank, Commission file no. 82-5066** "Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"
Date	21.04.2008
No. of pages including this one	2

Please find attached the following Erste Bank release:

Investor Information:
Manfred Wimmer to join Erste Bank Management Board

INVESTOR INFORMATION

Vienna, 21 April 2008

Manfred Wimmer to join Erste Bank Management Board

Following the decision by Peter Kisbenedek to return to Hungary for family reasons

Erste Bank der oesterreichischen Sparkassen AG (Erste Bank) announces that following the decision by Peter Kisbenedek to return to Budapest and his subsequent resignation from his position on the Management Board, Manfred Wimmer (52), has been appointed by the Bank's Supervisory Board as new Chief Performance Officer and CFO of Erste Bank.

Manfred Wimmer (52), who has led the integration of BCR into Erste Bank Group in a highly professional manner, while at the same time ensuring growth of BCR's business and delivery on its financial targets, has an ideal background for this new role.

Prior to being appointed interim CEO of BCR, Manfred Wimmer has held a number of senior management positions at Erste Bank since he joined in 1998, building up an extensive knowledge of group operations. He has made a significant contribution to the integration of Erste Bank's most important acquisitions and, as Head of Group Architecture and Strategic Group Development of Erste Bank Group, played a major role in the development of the new group structure.

Mr. Kisbenedek (43) served as CEO of Erste Bank Hungary from November 2000, joining the Erste Bank's Management Board in July 2007. In his seven years as CEO of Erste Bank Hungary he successfully turned around the Hungarian operation and managed the smooth and rapid integration of Postabank.

"On behalf of the Management Board of Erste Bank I would like to take this opportunity to thank Peter Kisbenedek for his hard work over the past 8 years, and wish him and his family all the best for the future", commented Andreas Treichl. *"While we appreciate Peter Kisbenedek's contribution to our operations, we are very pleased to welcome Manfred Wimmer back to Vienna, and are confident that his broad experience gained in particular through integrating Erste Bank' major acquisitions in CEE make him an excellent choice for the new position"*.

Mr. Kisbenedek will terminate his contract with Erste Bank effective 30 June 2008 and Mr. Wimmer will take up his new position in Vienna on 1 September 2008. In the meantime Andreas Treichl, CEO of Erste Bank will fulfil the responsibilities of the CPO/CFO.

For more information, please contact:
Erste Bank, Investor Relations
Graben 21, 1010 Vienna, Austria, Fax: ++43 (0) 5 0100 Ext. 13112
Gabriele Werzer, Tel. +43 (0) 5 0100 Ext. 11286, E-mail: gabriele.werzer@erstebank.at
Thomas Sommerauer, Tel. +43 (0) 5 0100 Ext. 17326, E-mail: thomas.sommerauer@erstebank.at

This release is also available on our website at http://www.erstebank.com/investorrelations in the news section.

END